October 14, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Larry Spirgel
Terry French
Claire DeLabar
Celeste M. Murphy
Brandon Hill

Re:	Zayo Group Holdings, Inc.
Registration Statement on Form S-1
File No. 333-197215

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Zayo Group Holdings, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective time of the above referenced Registration Statement on Form S-1 filed by the Company (the “Registration Statement”) be accelerated to 3:00 p.m., Eastern time, on October 16, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely yours,

/s/ Scott E. Beer
Scott E. Beer

Cc:	Ken desGarennes, Zayo Group Holdings, Inc.

Robyn E. Zolman, Gibson, Dunn & Crutcher LLP

James S. Scott, Sr., Shearman & Sterling LLP

[Acceleration Request]